October 11, 2012

VIA EDGAR (Correspondence Filing)

Michelle Roberts

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Variable Insurance Trust, File Nos. 333-171479, 811-22512

Dear Ms. Roberts:

On August 3, 2012, Variable Insurance Trust (the "Registrant"), on behalf of the Vice Fund Portfolio (the "Fund"), a series of the Registrant, filed a registration statement under the Securities Act of 1933 on Form N-1A.  On September 12, 2012 you provided oral comments to Emily Little with respect to that registration statement.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. An attachment of the prospectus, which has been marked to show response letter-related edits and other minor corrections, is included to aid in the review of the Registrant’s responses.

Comment 1.

General Comment.  Please confirm that the required exhibits and currently blank information will be provided and filed in a pre-effective amendment to the Registrant's Registration Statement.

Response:The Registrant confirms that all required exhibits and currently blank information, as well as the audited financial statements, will be provided and filed in a pre-effective amendment to the Registration Statement.

Comment 2.

Fund Summary – Example.  Please revise the second to last sentence to reflect that the Example assumes that all dividends and distributions will be reinvested.

Response:   The requested revision has been made, and the sentence now reads as follows:

“The Example also assumes that your investment has a 5% rate of return each year, that you reinvest all dividends and distributions and that the Portfolio’s operating expenses remain the same.”

Comment 3.

Fund Summary – Portfolio Turnover.  Please add disclosure to the Portfolio Turnover section indicating that a higher portfolio turnover rate may indicate higher portfolio costs.

Response:The disclosure has been updated, and the following disclosure has been added immediately following the first sentence in the section:

“A higher portfolio turnover rate may indicate higher portfolio costs.”

Comment 4.

Fund Summary – Principal Investment Strategies.  The Principal Investment Strategy indicates that cash allocations will be used as the primary risk controlling mechanism for the Fund.  Please provide an example of how or when cash allocations will be utilized; for example, cash allocations will increase when…, and will decrease when…

Response:The following sentence has been added in the Fund Summary – Principal Investment Strategies section: “Generally, the Fund’s cash allocations will increase as the level of market risk increases or decrease as the level of market risk decreases as determined by the Advisor.”

Comment 5.

Fund Summary – Principal Risks of Investing in the Portfolio.  A lead-in sentence, immediately preceding the bulleted list, appears to be missing.  Please revise as appropriate.

Response:     The following lead in sentence has been added to the end of the paragraph immediately preceding the bulleted list of risks: “The following summarizes the principal risks of the Portfolio:”

Comment 6.

Fund Summary – Payments to Broker-Dealers and Other Financial Intermediaries.  In addition to the disclosed broker-dealer level conflicts of interest, please provide a brief summary of any conflicts of interest uniquely applicable to variable product funds.

Response: This section has been revised as follows:

“The Portfolio or the Advisor may pay an insurance company and other intermediaries for the sale of Portfolio shares and/or other services.  These payments create a conflict of interest by influencing the insurance company or intermediary and your salesperson to recommend a variable contract and the Portfolio over another investment.  Ask your sales person or visit your financial intermediary’s website for more information.”

Comment 7.

Principal Investment Strategies.  The disclosure regarding short-term capital gains should be modified given that this is an insurance product with no tax implications until the shareholder receives payments related to the product.  Please revise the strategy disclosure as necessary.

Response:The Registrant has revised the disclosure by deleting the following sentence in its entirety:

“An increase in the portfolio turnover rate involves correspondingly greater transaction costs and increases the potential for short-term capital gains, which are taxable as ordinary income and may affect the Portfolio’s returns.”

Comment 8.

Frequent Purchases and Redemptions of Portfolio Shares.  In the second paragraph of the section, please revise the sentence that begins “The Portfolio reserves the right to reject or restrict purchase or exchange requests….”  Rule 22c-1 prohibits burdens on redemptions.  With respect to the rejection or restriction of exchange transaction, because an exchange involves both the purchase and sale of securities, such a restriction is prohibited by Rule 22c-1.  Please revise the disclosure to resolve the conflict with Rule 22c-1.

Response:The reference to exchanges has been deleted from the disclosure.

Comment 9. For More Information. Please confirm that the link to the Portfolio’s website will be a direct link to the information described. Response: The Registrant so confirms.

*          *          *

When the Registrant requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

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the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the preceding.

If you have any further questions or additional comments, please contact JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Thompson Hine

Thompson Hine LLP

Vice Fund Portfolio

PROSPECTUS

OCTOBER [   ], 2012

This Prospectus provides important information about the Portfolio that you should know before investing.  Please read it carefully and keep it for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

PORTFOLIO SUMMARY-VICE FUND PORTFOLIO

ADDITIONAL INFORMATION ABOUT THE PORTFOLIO'S INVESTMENT STRATEGIES AND RELATED RISKS                                                                                      5

HOW SHARES ARE PRICED

9

HOW TO PURCHASE AND REDEEM SHARES

10

FREQUENT PURCHASES AND REDEMPTIONS OF PORTFOLIO SHARES

11

TAX CONSEQUENCES

12

DIVIDENDS AND DISTRIBUTIONS

13

DISTRIBUTION OF SHARES

14

MANAGEMENT OF THE PORTFOLIO

15

VOTING AND MEETINGS

15

FINANCIAL HIGHLIGHTS

16

PRIVACY POLICY

FOR MORE INFORMATION

 PORTFOLIO SUMMARY-VICE FUND PORTFOLIO

Investment Objectives: The Vice Fund Portfolio’s (the “Portfolio”) primary objective is long-term growth of capital.

Fees and Expenses of the Portfolio: This table describes the annual operating expenses that you may indirectly pay if you invest in the Portfolio through your retirement plan or if you allocate your insurance contract premiums or payments to the Portfolio.  However, each insurance contract and separate account involves fees and expenses that are not described in this Prospectus.  If the fees and expenses of your insurance contract or separate account were included in this table, your overall expenses would be higher.  You should review the insurance contract prospectus for a complete description of fees and expenses.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Vice Fund Portfolio
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.50%
Other Expenses[1]	0.40%
Total Annual Portfolio Operating Expenses	1.85%
Fee Waiver and/or Expense Reimbursement[2]	(0.10%)
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.75%

1 The Other Expenses are estimates for the current fiscal year.

2 The Advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund [for at least one year from the date of this prospectus].  This agreement may be terminated by the Fund's Board of Trustees on 60 days’ written notice to the Advisor.

Example:

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods.  You would pay the same expenses if you did not redeem your shares.  However, each insurance contract and separate account involves fees and expenses that are not included in the Example.  If these fees and expenses were included in the Example, your overall expenses would be higher.  The Example also assumes that your investment has a 5% rate of return each year, that you reinvest all dividends and distributions and that the Portfolio’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Vice Fund Portfolio	$178	$572

Portfolio Turnover: The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher portfolio costs. These costs, which are not reflected in annual Portfolio operating expenses or in the Example, affect the Portfolio’s performance.

Principal Investment Strategies

The Portfolio, a non-diversified mutual fund, invests primarily in equity securities (i.e., common stocks, preferred stocks and securities convertible into common stocks) of small, medium and large capitalization companies, which include U.S. issuers and foreign issuers, including those whose securities are traded in foreign jurisdictions, as well as those whose securities are traded in the U.S. as American Depositary Receipts (“ADRs”).

Under normal market conditions, the Portfolio will invest at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies that derive a significant portion of their revenues from a group of vice industries that includes the alcoholic beverages, tobacco, gaming and defense/aerospace industries.  The Portfolio will concentrate at least 25% of its net assets in this group of vice industries (but no more than 80% of its net assets in any single industry).

The Portfolio will also participate in other strategies in an attempt to generate incremental returns, including short selling of securities and certain options strategies.  Use of these strategies may vary depending upon market and other conditions, and may be limited by regulatory and other constraints to which the Fund is subject.

For cash management purposes, the Portfolio may hold up to 20% of its net assets in cash or similar short-term, high-quality debt securities.  These short-term debt securities and money market instruments include commercial paper, certificates of deposit, bankers’ acceptances, shares of money market mutual funds, U.S. Government securities and repurchase agreements. Generally, the Fund’s cash allocations will increase as the level of market risk increases or decrease as the level of market risk decreases as determined by the Advisor.

Principal Risks of Investing in the Portfolio

As with any mutual fund, there is no guarantee that the Portfolio will achieve its goal. The Portfolio’s returns will vary and you could lose money on your investment in the Portfolio. The following summarizes the principal risks of the Portfolio.

•

the risk that you could lose all or portion of your investment in the Portfolio;

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the risk that certain stocks selected for the Portfolio’s portfolio may decline in value more than the overall stock market;

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the risk that investment strategies employed by the Portfolio’s adviser in selecting investments for the Portfolio may not result in an increase in the value of your investment or in overall performance equal to other investments;

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the risk that asset allocation to a particular strategy does not reflect actual market movement or the effect of economic conditions;

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because the Portfolio is non-diversified (meaning that compared to diversified mutual funds, the Portfolio may invest a greater percentage of its assets in a particular issuer), its shares may be more susceptible to adverse changes in the value of a particular security than would be the shares of a diversified mutual fund;

•

because the Portfolio will concentrate at least 25% of its net assets in the group of four vice industries identified in this prospectus, the Portfolio may be subject to the risks affecting those industries, including the risk that the securities of companies within those industries will underperform due to adverse economic conditions, regulatory or legislative changes or increased competition affecting those industries, more than would a fund that invests in a wide variety of industries;

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the risk of investing in small- to mid-capitalization companies whose performance can be more volatile and who face greater risk of business failure, which could increase the volatility of the Portfolio’s investments;

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the risk that the Portfolio may have difficulty selling small- to mid-capitalization securities during a down market due to lower liquidity;

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the risk that political, social or economic instability in foreign developed markets may cause the value of the Portfolio’s investments in foreign securities to decline;

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currency-rate fluctuations due to political, social or economic instability may cause the value of the Portfolio’s investments to decline;

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the risk of investing in derivatives, specifically call and put options, for hedging purposes and to reduce Portfolio volatility, as well as direct investment; and

•

the risk of loss if the value of a security sold short increases prior to the scheduled delivery date, since the Portfolio must pay more for the security than it has received from the purchaser in the short sale.

Performance:

Because the Portfolio has less than a full calendar year of investment operations, no performance information is presented for the Portfolio at this time.  In the future, performance information will be presented in this section of the Prospectus.  Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually. Updated performance information will be available at no cost by visiting www.usamutuals.com or by calling 1-[___]-[___]-[____].

Advisor: Mutuals Advisors, Inc. (“MAI”) is the Portfolio’s investment advisor.

Portfolio Manager: Mr. Gerald Sullivan, Portfolio Manager.  He has served the Portfolio in this capacity since the Portfolio commenced operations in 2012.

Purchase and Sale of Portfolio Shares:  Shares of the Portfolio are intended to be sold to certain separate accounts of the participating life insurance company, as well as qualified pension and retirement plans and certain unregistered separate accounts.  You and other purchasers of variable annuity contracts will not own shares of the Portfolio directly.  Rather, all shares will be held by the separate accounts for your benefit and the benefit of other purchasers of variable annuity contracts.  You may purchase and redeem shares of the Portfolio on any day that the New York Stock Exchange is open.

Tax Information:  It is the Portfolio’s intention to distribute all income and gains.  Generally, owners of variable insurance contracts are not taxed currently on income or gains realized with respect to such contracts.  However, some distributions from such contracts may be taxable at ordinary income tax rates.  In addition, distributions made to an owner who is younger than 59 1/2 may be subject to a 10% penalty tax.  Investors should ask their own tax advisors for more information on their own tax situation, including possible state or local taxes.  Please refer to your insurance contract prospectus or retirement plan documents for additional information on taxes.

Payments to Broker-Dealers and Other Financial Intermediaries:  The Portfolio or the Advisor may pay the insurance company and other intermediaries for the sale of Portfolio shares and/or other services.  These payments create a conflict of interest by influencing the insurance company or other intermediary and your salesperson to recommend a variable contract and the Portfolio over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

ADDITIONAL INFORMATION ABOUT THE PORTFOLIOS’ INVESTMENT STRATEGIES AND RELATED RISKS

General Information about the Portfolios/Advisor.  This Prospectus describes the Vice Fund Portfolio (the “Portfolio”), a series of Variable Insurance Trust, an Ohio business trust (the “Trust”).  The Portfolio is an investment vehicle for variable annuity contracts offered by one or more insurance companies. The Portfolio also may be used as an investment vehicle for qualified pension and retirement plans and certain unregistered separate accounts.  Shares of the Portfolio are offered only to the participating insurance companies and their separate accounts to fund the benefits of variable annuity contracts, and to qualified pension and retirement plans and unregistered separate accounts.  Shares are not offered to the general public.

This Prospectus includes important information about the Portfolio that you should know before investing.  You should read this Prospectus and keep it for future reference.  You should also read the separate account prospectus for the variable annuity contract that you want to purchase.  That prospectus contains information about the contract, the separate accounts and expenses related to purchasing a variable annuity contract.  You should also read your retirement plan documents for expense information if you invest in a Portfolio through your retirement plan.

Although the Portfolio has the same or similar investment objectives and strategies as a similarly named publicly available fund also advised by the advisor, the Portfolio:

•  Is not the same as the similarly named publicly available fund;

•  May be smaller than the publicly available fund; and

•  Has different performance, fees and expenses than the publicly available fund.

INVESTMENT OBJECTIVE

The investment objective of the Portfolio is long-term growth of capital.

The investment objective of the Portfolio is non-fundamental and may be changed by the Board of Trustees without shareholder approval. If the Board decides to change the Portfolio’s investment objectives, or the policy to invest at least 25% of its net assets in the group of vice industries, shareholders will be given 60 days advance notice.

PRINCIPAL INVESTMENT STRATEGIES

To achieve its investment objective, the Portfolio, a non-diversified mutual fund, invests primarily in equity securities (i.e., common stocks, preferred stocks and securities convertible into common stocks) of small, medium and large capitalization companies, which include U.S. issuers and foreign issuers, including those whose securities are traded in foreign jurisdictions, as well as those whose securities are traded in the U.S. as ADRs.

Companies chosen for investment by the Portfolio are selected from a universe of companies that derive a significant portion of their revenues from the alcoholic beverages, tobacco, gaming and defense/aerospace industries.  For purposes of this selection process, the term “significant portion” means that approximately 25% or more of a portfolio company’s revenues are derived from the alcoholic beverages, tobacco, gaming and/or defense/aerospace industries.

Companies within this universe, using the aforementioned criteria, are then further analyzed in order to determine their potential for capital appreciation.  This process begins with a top-down analysis of each industry’s macroeconomic climate and ends with a thorough examination of company fundamentals, including factors such as valuation, sales and earnings growth, profitability, indebtedness and competitive position.

Sell decisions with respect to the Company’s investment in a particular company may occur when it appears that the company is no longer able to achieve the results generally expected due to either a company specific issue, such as a loss of a key customer, or a change in industry dynamics.  MAI will sell a security when appropriate and consistent with the Portfolio’s investment objective and policies, regardless of the effect on the portfolio turnover rate.  Buying and selling securities generally involves some expense to the Portfolio, such as broker commissions and other transaction costs.

Under normal market conditions, the Portfolio will invest at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies that derive a significant portion of their revenues from a group of vice industries that includes the alcoholic beverages, tobacco, gaming and defense/aerospace industries.  The Portfolio will concentrate at least 25% of its net assets in this group of four vice industries (but no more than 80% of its net assets in any single industry).

The Portfolio will also participate in other strategies in an attempt to generate incremental returns, including short selling of securities and certain options strategies.  Use of these strategies may vary depending upon market and other conditions, and may be limited by regulatory and other constraints to which the Portfolio is subject.

For cash management purposes, the Portfolio may hold up to 20% of its net assets in cash or similar short-term, high-quality debt securities.  These short-term debt securities and money market instruments include commercial paper, certificates of deposit, bankers’ acceptances, shares of money market mutual funds, U.S. Government securities and repurchase agreements.  These investments represent the assets that remain after MAI has committed available assets to desirable investment opportunities. Generally, the Fund’s cash allocations will increase as the level of market risk increases or decrease as the level of market risk decreases as determined by the Advisor.

General Investment Policies of the Portfolio

Temporary Strategies; Cash or Similar Investments.  For temporary defensive purposes, MAI may invest up to 100% of the Portfolio’s total assets in high-quality, short-term debt securities and money market instruments.  These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements.  Taking a temporary defensive position may result in the Portfolio not achieving its investment objective.  Furthermore, to the extent that the Portfolio invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Portfolio would bear its pro rata portion of such money market funds’ management fees and operational expenses.

Changes to Investment Objectives and Strategies.  Except as noted below, the Portfolio’s investment objectives, investment strategies and policies stated above are not fundamental and may be changed by sole action of the Board of Trustees without shareholder approval. The Portfolio will not change its policy of investing at least 80% of its net assets in equity securities of companies that derive a significant portion of their revenues from the alcoholic beverages, tobacco, gaming and defense/aerospace industries without providing shareholders with at least 60 days’ prior written notice.  Furthermore, the Portfolio’s policy of concentrating at least 25% of its net assets in the group of four vice industries identified in this prospectus (but no more than 80% of its net assets in any single industry) is fundamental, which means that it cannot be changes without the approval of the Portfolio’s shareholders.

PRINCIPAL INVESTMENT RISKS

All mutual funds carry a certain amount of risk. As with any mutual fund, there is no guarantee that the Portfolio will achieve its goal. The Portfolio’s returns will vary and you could lose money on your investment in the Portfolio.  An investment in the Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Also, an investment in the Portfolio may not be a complete investment program.

The following summarizes the principal risks of the Portfolio.  These risks could adversely affect the net asset value, total return and the value of the Portfolio and your investment.  The risk descriptions below provide a more detailed explanation of the principal investment risks that correspond to the risks described in the Portfolio’s Portfolio Summary section of the Prospectus.

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Stock Market Risks.  The Portfolio invests in equity securities.  Stock market prices of securities may be adversely affected by many factors, such as an issuer’s having experienced losses or by the lack of earnings or by the issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer.  If the stock market declines in value, shares of the Portfolio are likely to decline in value.  Furthermore, a Portfolio’s focus on certain types of stocks (such as small or large capitalization) and style of investing (such as value or growth) subjects it to the risk that its performance may be lower than that of other types of equity funds that focus on other types of stocks or that have a broader investment style (such as the general market).

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Recent Market Events.  U.S. and international markets have experienced significant volatility in recent years.  The fixed income markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties.  Concerns have spread to domestic and international equity markets.  In some cases, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial conditions or prospects of that company.  As a result of this significant volatility, many of the risks discussed herein associated with an investment in the Portfolio may be increased.  The U.S. government has taken numerous steps to alleviate these market concerns.  However, there is no assurance that such actions will be successful.  Continuing market problems may have adverse effects on the Portfolio.

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Management Risks.  Judgments about the attractiveness, value and potential appreciation of particular investments may prove to be incorrect and may not anticipate actual market movements or the impact of economic conditions generally.  In fact, no matter how well market conditions are evaluated, the investments held by the Portfolio may fail to produce the intended result, and you could lose money on your investment in the Portfolio.

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Small and Medium Capitalization Risks.  To the extent that the Portfolio invests in the equity securities of companies with small and medium size capitalizations, the Portfolio is subject to certain risks.  Companies with small and medium size capitalizations often have narrower markets, fewer products or services to offer and more limited managerial and financial resources than do larger, more established companies.  As a result, their performance can be more volatile and they face a greater risk of business failure, which could increase the volatility and risk of loss of the Portfolio’s assets.

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Liquidity Risks.  The securities of many companies with small and medium size capitalizations may have less “float” (the number of shares that normally trade on a given day) and less interest in the market and therefore are subject to liquidity risk.  Liquidity risk is the risk that certain securities may be difficult or impossible to sell at the time and price that the Portfolio would like to sell.

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Non-Diversification Risks.  The Portfolio is “non-diversified” and therefore is not required to meet certain diversification requirements under federal securities laws.  The Portfolio may invest a greater percentage of its assets in the securities of a single issuer.  However, a decline in the value of an investment in a single issuer could cause the Portfolio’s overall value to decline to a greater degree than if the Portfolio held a more diversified portfolio.

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Foreign Securities Risks.  The Portfolio may invest in foreign securities.  Foreign securities may involve more risks than those associated with U.S. investments.  The economies of foreign countries may differ from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, and resource self-sufficiency.  Additional risks include currency fluctuations, political and economic instability, differences in financial reporting standards and less stringent regulation of securities markets.

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Emerging Market Risks.  The Portfolio may invest in foreign securities and/or ADRs of emerging market-domiciled companies.  In addition to the risks of foreign securities in general, countries in emerging markets can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries and securities markets that trade a small number of issues.

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Currency Risks.  The risk that fluctuations in currency exchange rates will negatively affect securities denominated in, and/or receiving revenues in, foreign currencies. Adverse changes in currency exchange rates (relative to the U.S. dollar) may erode or reverse any potential gains from the Portfolio’s investment in securities denominated in a foreign currency or may widen existing losses.

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Derivatives Risk.  The Portfolio may invest in derivative securities, specifically call and put options, for hedging purposes and to reduce Portfolio volatility, as well as direct investment. These are financial instruments that derive their performance from the performance of an underlying index or asset.  Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative.  Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Portfolio.  The Portfolio could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge, or if the Portfolio is unable to liquidate a position because of an illiquid secondary market.  Derivatives may also make the Portfolio’s portfolio less liquid and difficult to value, especially in declining markets, and the counterparty may fail to honor contract terms.

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Short Selling Risk.  Short sales involve selling a security that the Portfolio borrows and does not own.  The Portfolio may sell securities short only on a fully collateralized basis, as permitted by SEC interpretations.  At the time of a short sale, the Portfolio will establish and maintain a segregated account consisting of liquid assets equal in value to the purchase price due on the settlement date under the short sale period.  The value of the liquid assets will be marked to market daily. The Portfolio may engage in short sales if MAI anticipates that the security’s market purchase price will be less than its borrowing price.  Short sales carry significant risk, including the risk of loss if the value of a security sold short increases prior to the scheduled delivery date, since the Portfolio must pay more for the security than it has received from the purchaser in the short sale.

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Sector/Industry Concentration Risks.  To the extent that the Portfolio concentrates its investments under the investment policies described in this prospectus, it may be subject to the risks affecting a particular sector or industry more than would a more broadly diversified fund.  Furthermore, each industry or sector possesses particular risks that may not affect other industries or sectors, including the risk that the securities of companies within that one sector or industry will underperform due to adverse economic conditions, regulatory or legislative changes or increased competition affecting the sector or industry.  The risks relating to specific sectors or industries that the Portfolio may invest in are set forth below:

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Tobacco and Alcoholic Beverages Industries Risks.  Companies in the tobacco and alcoholic beverages industries are subject to the risks related to frequent and expensive litigation and risks related to legislative and regulatory action, which may affect profitability of companies in these industries.

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Defense/Aerospace and Gaming Industries Risks.  Companies in the defense/aerospace and gaming industries may be adversely affected by changes in economic conditions as well as legislative initiatives, all of which may affect the profitability of companies in those industries.

Portfolio Holdings Disclosure Policies

A description of the Portfolio’s policies regarding disclosure of the securities in the Portfolio’s portfolios is found in the Statement of Additional Information.

 HOW SHARES ARE PRICED

The public offering price and net asset value (“NAV”) of the Portfolio’s shares are determined at 4:00 p.m. (Eastern time) on each day the New York Stock Exchange (“NYSE”) is open for business.  NAV is computed by determining the aggregate market value of all assets of the Portfolio less its liabilities divided by the total number of the Portfolio’s shares outstanding ((asset-liabilities)/number of shares=NAV).  The NYSE is closed on weekends and most national holidays.  The NAV takes into account the expenses and fees of the Portfolio, including investment advisory, administration, and distribution fees, which are accrued daily.  The determination of NAV of the Portfolio for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Portfolio (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, securities are valued each day at the last quoted sales price on each security’s principal exchange.  Securities traded or dealt in on one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the last bid on the primary exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price.  If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith by the advisor in accordance with procedures approved by the Board, and evaluated by the Board quarterly as to the reliability of the fair value method used. In these cases, the Portfolio’s NAV will reflect certain portfolio securities’ fair value rather than their market price.  Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.  The fair value prices can differ from market prices when they become available or when a price becomes available.

The Portfolio may use independent pricing services to assist in calculating the value of the Portfolio’s securities.  Since the Portfolio may invest in foreign securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the Portfolio does not price its shares, the value of the Portfolio’s assets may change on days when you may not be able to buy or sell Portfolio shares.  In computing the NAV of the Portfolio, the advisor values foreign securities held by the Portfolio at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE.  Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates.  If events materially affecting the value of a security held by the Portfolio occur before the Portfolio prices its shares, the security will be valued at fair value.  For example, if trading in a portfolio security is halted and does not resume before the Portfolio calculates its NAV, the advisor may need to price the security using the Portfolio’s fair value pricing guidelines.  Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors. Fair valuation of the securities held by the Portfolio can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Portfolio’s NAV by short-term traders.

With respect to any portion of the Portfolio’s assets that are invested in one or more open-end management investment companies that are registered under the 1940 Act, the Portfolio’s net asset value is calculated based upon the net asset values of the registered open-end management investment companies in which the Portfolio invests, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

 HOW TO PURCHASE AND REDEEM SHARES

As described earlier in this Prospectus, shares of the Portfolio are intended to be sold to certain separate accounts of the participating life insurance company, as well as qualified pension and retirement plans and certain unregistered separate accounts.  You and other purchasers of variable annuity or life contracts or retirement plans will not own shares of the Portfolio directly. Rather, all shares will be held by the separate accounts for your benefit and the benefit of other purchasers of variable annuity and life contracts and retirement plans. All investments in the Portfolio are credited to the shareholder’s account in the form of full or fractional shares of the Portfolio. The Portfolio does not issue share certificates. Separate accounts may redeem shares to make benefit or surrender payments to you and other purchasers of variable annuity and life contracts and retirement plans or for other reasons described in the separate account prospectus that you received when you purchased your variable annuity or life contracts or retirement plan. Redemptions are processed on any day on which the Portfolio is open for business.

When Order is Processed

Shares of the Portfolio are sold and redeemed at their current NAV per share without the imposition of any sales commission or redemption charge, although certain sales and other charges may apply to the policies or annuity contracts.  These charges are described in the applicable product prospectus. Requests to purchase and sell shares are processed at the NAV next calculated after the request is received by the participating life insurance company, or qualified pension or retirement plan, in proper form.  All requests received in good order by the participating life insurance company, or qualified pension or retirement plan before the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) on each day the NYSE is open will be executed on that same day.  Requests received after the close of regular trading on the NYSE, or on any day the NYSE is closed, will be processed on the next business day.  The insurance company or qualified pension or retirement plan is responsible for properly transmitting purchase orders and federal funds to the Portfolio.

The USA PATRIOT Act requires financial institutions, including the Portfolio, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts.  You will be required by your insurance company, or pension or retirement plan, to supply certain information, such as your full name, date of birth, social security number and permanent street address.  This information will assist them in verifying your identity.  As required by law, your insurance company, or pension or retirement plan may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.

 FREQUENT PURCHASES AND REDEMPTIONS OF PORTFOLIO SHARES

The Portfolio discourages and does not accommodate market timing.  Frequent trading into and out of the Portfolio can harm all Portfolio shareholders by disrupting the Portfolio’s investment strategies, increasing Portfolio expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders.  The Portfolio is designed for long-term investors and is not intended for market timing or other disruptive trading activities.  Accordingly, the Portfolio’s Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Portfolio investments as their financial needs or circumstances change.

The Portfolio reserves the right to reject or restrict purchase for any reason, particularly when a shareholder’s trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities.  Neither the Portfolio nor the advisor will be liable for any losses resulting from rejected purchase orders.  The advisor may also bar an investor who has violated these policies (and the investor’s financial advisor) from opening new accounts with the Portfolio.

Because purchase and sale transactions are submitted to the Portfolio on an aggregated basis by the insurance company issuing the variable insurance contract or variable life contract, the Portfolio is not able to identify market timing transactions by individual variable insurance contract holders.  Short of rejecting all transactions made by a separate account, the Portfolio lacks the ability to reject individual short-term trading transactions.  The Portfolio, therefore, has to rely upon the insurance company to police restrictions in the variable insurance contracts or according to the insurance company’s administrative policies.  The Portfolio has entered into an information sharing agreement with the insurance company that uses the Portfolio as an underlying investment vehicle for its separate accounts.  Under this agreement, the insurance company is obligated to (i) adopt and enforce during the term of the agreement a market timing policy, the terms of which are acceptable to the Portfolio; (ii) furnish the Portfolio, upon their request, with information regarding contract or policy holder trading activities in shares of the Portfolio, and (iii) enforce its market timing policy with respect to contract or policy holders identified by the Portfolio as having engaged in market timing.

The Portfolio will seek to monitor for market timing activities, such as unusual cash flows, and work with the applicable insurance company to determine whether or not short-term trading is involved. When information regarding transactions in the Portfolio’s shares is requested by the Portfolio and such information is in the possession of a person that is itself a financial intermediary to the insurance company (an “indirect intermediary”), the insurance company is obligated to obtain transaction information from the indirect intermediary or, if directed by the Portfolio, to restrict or prohibit the indirect intermediary from purchasing shares of a Portfolio on behalf of the contract or policy older or any other persons.   The Portfolio will seek to apply these policies as uniformly as practicable.  It is, however, more difficult to locate and eliminate individual market timers in the separate accounts because information about trading is received on a delayed basis and there can be no assurances that the Portfolio will be able to do so. In addition, the right of an owner of a variable insurance product to transfer among sub-accounts is governed by a contract between the insurance company and the owner.  Many of these contracts do not limit the number of transfers that a contract owner may make among the available investment options.  The terms of these contracts, the presence of financial intermediaries (including the insurance company) between the Portfolio and the contract and policy holders and other factors such as state insurance laws may limit the Portfolio’s ability to deter market timing.  Multiple tiers of such financial intermediaries may further compound the Portfolio’s difficulty in deterring such market timing activities.  Variable insurance contract holders should consult the prospectus for their variable insurance contract for additional information on contract level restrictions relating to market timing.

 TAX CONSEQUENCES

The Portfolio intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”).  If qualified, the Portfolio is not subject to federal income tax on that part of their taxable income that they distribute to the separate accounts. Taxable income consists generally of net investment income, and any capital gains. It is the Portfolio’s intention to distribute all such income and gains.

Generally, owners of variable insurance contracts are not taxed currently on income or gains realized with respect to such contracts. However, some distributions from such contracts may be taxable at ordinary income tax rates. In addition, distributions made to an owner who is younger than 59 1/2 may be subject to a 10% penalty tax. Investors should ask their own tax advisors for more information on their own tax situation, including possible state or local taxes.

Shares of the Portfolio are offered only to the separate accounts of the participating life insurance company and its affiliates.  Separate accounts are insurance company separate accounts that fund the annuity contracts.  Under the Code, the insurance company pays no tax with respect to income of a qualifying separate account when the income is properly allocable to the value of eligible variable annuity contracts.  For shareholders to receive the favorable tax treatment available to holders of variable insurance contracts, the separate accounts, as well as the Portfolio, must meet certain diversification requirements. If the Portfolio does not meet such requirements, income allocable to the contracts would be taxable currently to the holders of such contracts.  The diversification requirements are discussed below.

Section 817(h) of the Code and the regulations thereunder impose “diversification” requirements on the Portfolio.  The Portfolio intends to comply with the diversification requirements.  These requirements are in addition to the diversification requirements imposed on the Portfolio by Subchapter M and the Investment Company Act of 1940.  The 817(h) requirements place certain limitations on the assets of each separate account that may be invested in securities of a single issuer.  Specifically, the regulations provide that, except as permitted by “safe harbor” rules described below, as of the end of each calendar quarter or within 30 days thereafter, no more than 55% of a portfolio’s total assets may be represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments.

Section 817(h) also provides, as a safe harbor, that a separate account will be treated as being adequately diversified if the diversification requirements under Subchapter M are satisfied and no more than 55% of the value of the account’s total assets is cash and cash items, government securities, and securities of other regulated investment companies.  For purposes of section 817(h), all securities of the same issuer, all interests in the same real property, and all interests in the same commodity are treated as a single investment.  In addition, each U.S. government agency or instrumentality is treated as a separate issuer, while the securities of a particular foreign government and its agencies, instrumentalities, and political subdivisions all will be considered securities issued by the same issuer. If a Portfolio does not satisfy the section 817(h) requirements, the separate accounts, the insurance company, the policies and the annuity contracts may be taxable. See the prospectuses for the policies and annuity contracts.

For a more complete discussion of the taxation of the life insurance company and the separate accounts, as well as the tax treatment of the annuity contracts and the holders thereof, see the prospectus for the applicable annuity contract.

The foregoing is only a summary of some of the important federal income tax considerations generally affecting the Portfolio and you; see the Statement of Additional Information for a more detailed discussion. You are urged to consult your tax advisors.

 DIVIDENDS AND DISTRIBUTIONS

All dividends are distributed to the separate accounts on an annual basis and will be automatically reinvested in Portfolio shares unless an election is made on behalf of a separate account to receive some or all of the dividends in cash.  Dividends are not taxable as current income to you or other purchasers of variable insurance contracts.

 DISTRIBUTION OF SHARES

Distribution Fees:  The Portfolio has adopted a distribution plan pursuant to Rule 12b-1 (the “Plan”) under the 1940 Act with respect to the sale and distribution of shares of the Portfolio.  Shareholders of the Portfolio pay annual 12b-1 expenses of up to 0.50%.  A portion of the fee payable pursuant to the Plan, equal to 0.25% of the average daily net assets of the Portfolio, is currently characterized as a service fee as such term is defined under Rule 2830 of the FINRA Conduct Rules. A service fee is a payment made for personal service and/or the maintenance of shareholder accounts.

The Portfolio makes payments under the Plan for services provided and the expenses borne in the distribution of Portfolio shares, including the payment of commissions for sales of the shares and incentive compensation to and expenses of dealers and others who engage in or support distribution of shares or who service shareholder accounts, including overhead and telephone expenses; printing and distribution of prospectuses and reports used in connection with the offering of the Portfolio’s shares to other than current shareholders; and preparation, printing and distribution of sales literature and advertising materials.  In addition, entities may utilize fees paid pursuant to the Plan to compensate dealers or other entities for their opportunity costs in advancing such amounts, which compensation would be in the form of a carrying charge on any un-reimbursed expenses.

You should be aware that if you hold your shares for a substantial period of time, you may indirectly pay more than the economic equivalent of the maximum front-end sales charge allowed by FINRA due to the recurring nature of distribution (12b-1) fees.

Additional Compensation to Financial Intermediaries:  The Portfolio’s advisor may, at its own expense and out of its own legitimate profits, provide additional cash payments to financial intermediaries who sell Portfolio shares.  Financial intermediaries include brokers, financial planners, banks, insurance companies, retirement or 401(k) plan administrators and others.  These payments may be in addition to the Rule 12b-1 fees and any sales charges that are disclosed elsewhere in this Prospectus.  These payments are generally made to financial intermediaries that provide shareholder or administrative services, or marketing support.  Marketing support may include access to sales meetings, sales representatives and financial intermediary management representatives, inclusion of a Portfolio on a sales list, including a preferred or select sales list, or other sales programs.  These payments also may be made as an expense reimbursement in cases where the financial intermediary provides shareholder services to Portfolio shareholders.

Householding:  To reduce expenses, we mail only one copy of the Prospectus and each annual and semi-annual report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call the Portfolio at 1-[            ] or contact your financial institution. We will begin sending you individual copies 30 days after receiving your request.

 MANAGEMENT OF THE PORTFOLIO

Advisor

Mutuals Advisors, Inc. (“MAI”), located at Plaza of the Americas, 700 North Pearl Street, Suite 900, Dallas, Texas 75201, serves as the investment advisor to the Portfolio.  MAI is wholly-owned by Mutual Capital Alliance, Inc.  Under the terms of the management agreement, the advisor is responsible for formulating the Portfolio’s investment policies, making ongoing investment decisions and directing portfolio transactions.

Portfolio Manager

Mr. Gerald Sullivan, Portfolio Manager, is responsible for the portfolio management of and investment research for the Portfolio.  He has managed the Vice Fund mutual fund, which has a similar investment strategy as the Portfolio, since June 1, 2011.  Mr. Sullivan served as the President, Chief Compliance Officer, Treasurer and Portfolio Manager for the Industry Leaders Fund from March 1999 to June 2012.  Mr. Sullivan also serves as the Chief Investment Officer of Claremont Investment Partners, LLC and patent holder of the Industry Leaders® Portfolio Strategy.  Mr. Sullivan also served as President of Claremont Investment Partners, LLC from 1996 to 2008.  Mr. Sullivan obtained his undergraduate degree from Columbia University and holds an M.B.A. from the University of Chicago’s Booth School of Business. Mr. Sullivan has been the portfolio manager primarily responsible for the day-to-day management of the Portfolio since its inception.

The Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed and ownership of shares of the Portfolios.

Advisory Fees

The advisor is entitled to receive a fee equal to 0.95% of the average daily net assets of the Portfolio. The advisor has contractually agreed to waive fees and/or reimburse expenses but only to the extent necessary to maintain total annual operating expenses (excluding brokerage costs; borrowing costs, such as (a) interest and (b) dividends on securities sold short; taxes; costs of investing in acquired funds, and extraordinary expenses) at 1.75% through October 31, 2013.  The advisor (not the Portfolio) may pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services for the Portfolio’s shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation.  A discussion regarding the basis of the Board of Trustees’ approval of the management agreement with the advisor for the Portfolio will be available in the Trust’s annual report to shareholders for the period ended [                ], 2013.

 VOTING AND MEETINGS

The participating insurance company that issued your variable contract will solicit voting instructions from you and other purchasers of variable annuity contracts with respect to any matters that are presented to a vote of shareholders.  The insurance company may be required to vote on a proportional basis, which means that for shares outstanding for which it receives no instructions, the insurance company will vote those shares in the same proportion as the shares for which it did receive instructions (either for or against a proposal).  To the extent the insurance company is required to vote the total Portfolio shares held in its separate accounts on a proportional basis, it is possible that a small number of variable insurance contract owners would be able to determine the outcome of a matter.  Shareholders shall be entitled to one vote for each share held.

The Trust does not hold annual meetings of shareholders but may hold special meetings. Special meetings are held, for example, to elect or remove Trustees, change a Portfolio’s fundamental investment policies, or approve an investment advisory contract.  Unless required otherwise by applicable laws, one third of the outstanding shares of the Trust constitute a quorum (or one third of a portfolio or class if the matter relates only to the portfolio or class).

 FINANCIAL HIGHLIGHTS

Because the Portfolio has only recently commenced investment operations, no financial highlights are available at this time.  In the future, financial highlights will be presented in this section of the Prospectus.

PRIVACY POLICY

Rev. December 2010

FACTS	WHAT DOES VARIABLE INSURANCE TRUST DO WITH YOUR PERSONAL INFORMATION?

Why?

Financial companies choose how they share your personal information.  Federal law gives consumers the right to limit some but not all sharing.  Federal law also requires us to tell you how we collect, share, and protect your personal information.  Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us.  this information can include:

■

Social Security number and wire transfer instructions

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account transactions and transaction history

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investment experience and purchase history

When you are no longer a customer, we continue to share your information as described in this notice.

How?

All financial companies need to share customers’ personal information to run their everyday business.  In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Variable Insurance Trust chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Variable Insurance Trust share?	Can you limit this sharing?
For our everyday business purposes - such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes - to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes - information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes - information about your creditworthiness	No	We don’t share
For non-affiliates to market to you	No	We don’t share

Questions?	Call 1-[ ]

What we do
How does Variable Insurance Trust protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law.  These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Variable Insurance Trust collect my personal information?

We collect your personal information, for example, when you

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open an account or deposit money

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direct us to buy securities or direct us to sell your securities

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seek advice about your investments

 We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

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sharing for affiliates’ everyday business purposes-information about your creditworthiness

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affiliates from using your information to market to you

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sharing for non-affiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ■ Variable Insurance Trust has no affiliates.
Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. ■ Variable Insurance Trust doesn’t share with non-affiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ■ Variable Insurance Trust doesn’t jointly market.

FOR MORE INFORMATION

Several additional sources of information are available to you.  The Statement of Additional Information (“SAI”), incorporated into this Prospectus by reference, contains detailed information on Portfolio policies and operations, including policies and procedures relating to the disclosure of portfolio holdings by the Portfolio’s affiliates.  The annual reports contain management’s discussion of market conditions and investment strategies that significantly affected the Portfolio’s performance results as of the Portfolio’s latest annual fiscal year end.

Call the Portfolio at [               ] to request free copies of the SAI, the annual report and the semi-annual report, to request other information about the Portfolio and to make shareholder inquiries. You may also obtain this information from the Portfolio’s internet site at www.usamutuals.com.

You may review and copy information about the Portfolio (including the SAI and other reports) at the Securities and Exchange Commission (the “SEC”) Public Reference Room in Washington, D.C.  Call the SEC at 1-202-551-8090 for room hours and operation.  You also may obtain reports and other information about the Portfolios on the EDGAR Database on the SEC’s Internet site at http.//www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address:  publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-1520.

Investment Company Act File No. 811-22512